December 8, 2006

Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Kinder Travel, Inc. File No. 333-135689
SEC Comment letter dated November 14, 2006

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of November 14, 2006 pertaining to the Company’s Form SB-1 as filed with the Securities & Exchange Commission (the “Commission”) on July 11, 2006, as amended.

Specific to your comments, our responses below are in addition to those filed via the Edgar system on December 11, 2006:

Registration Statement Cover Letter

1.
We have considered your comment and note that the website is the final version. We have updated the Registration Statement to reflect the current status of the website, i.e. that it is now operational.

2.
We have considered your comment and have revised the risk factor accordingly. As revised, the risk factor now describes the Company’s situation with the necessary specificity. Please refer to page(s) 11.

3.
We have considered your comment and have updated the Registration Statement to include Mr. Baxter’s other business interests and the amount of time that he devotes to the Company on a weekly basis. Please refer to page(s) 16.

4.
We have considered your comment and have updated the Registration Statement to include the material terms of the Company’s agreement with Campus Crusade and Alpha Canada. The reference to “informal” simply means that we have no written agreement with Alpha Canada, and we have updated the Registration Statement to clarify this. In addition, we have included as Exhibit 10.4 our agreement with Campus Crusade. Please refer to page(s) 27.

5.	We have considered your comment and note that the inclusion of the word “excluding” may be misleading. This has been clarified. Please refer to page(s) 32.
6.
We have considered your comment and note that Moore & Associates made a clerical mistake by noting the substantial doubt. We have discussed this with Moore & Associates and the mistake has been rectified. Please refer to page(s) June - 1.

7.	We have considered your comment and have updated the necessary phrase to avoid confusion. Please refer to page(s) 36.
8.	We have considered your comment and note that the “Missing Graphic Reference” resulted from a conversion of the WORD doc to EDGAR format. It has now been deleted. Please refer to page(s) 45.
9.	We have considered your comment and have updated the Registration Statement to indicate that no warrants have been issued as of the relevant date. Please refer to page(s) 47.
10.	We have considered your comment and have revised the Registration Statement to include the necessary disclosures as set forth in your letter. Please refer to page(s) 49 and Exhibit 16.1.
11.	We have considered your comment and have updated our financial statements accordingly, and have included the necessary current consent(s) from our auditors..
12.	We have considered your comment and refer you to our response to comment 6, supra.
13.	We have considered your comment and note that the financial statements have been amended to include depreciation expense and accumulated depreciation during 2006.
14.	We have considered your comment and respond as follows: The “weighted-average number of common shares outstanding” have been adjusted on the financial statements to comply with Appendix E of SFAS 128.
15.	We have considered your comment and have revised the captions in the statements of cash flows to separate “proceeds from demand loans” and “payments to demand loans.”
16.
We have considered your comment and note the following: In regards to the demand loan, there was only one. On occasion, shareholders injected cash into the company to cover temporary shortfalls. These were also classed as “demand loans.” They are typically paid back within 30 days and the shareholders do not charge the Company interest on these loans. To eliminate confusion, we have added a new caption to the balance sheets and cash flow statements to differentiate these shareholder loans from the demand loan. We would also point out that the CDN $114,270 figure contained an error which was discovered and adjusted at year end so that the December 31, 2005 are correct as currently presented. However, the quarterly comparison figures contained the pre-correction amounts. We have since made the necessary adjustments to the 2006 financials.

17.	We have considered your comment and have amended the balance sheet and cash flow statements to adjust for changes to long-term debt.
18.
In response to your comment, please note the following: When the Company was determining the compensation that was due the CEO, the amount of the compensation was agreed upon first as described in our initial response. Then the Company determined the relevant factors to input into a Black Scholes valuation model; i.e. volatility (approximately 200%), discount rate (approximately 4%), exercise price ($.05) and estimated term (5 years) both based on the actual warrant terms. Accordingly, the Company essentially “solved” for the number of warrants that would be due given these input factors to arrive at the desired compensation level. The input factors used were based on an analysis of similar early stage companies. Therefore, the qualitative factors were supported by the use of a technical valuation model which the Company believes is in accordance with the intent and the provisions of SFAS 123(R).

19.	See response to comment 16 above.
20.
The December 31 financial statements do not require adjustment. Adjustments for the inconsistencies had already been discovered and adjusted at year end so that the December 31, 2005 are correct as currently presented. The error was only carried through when presenting the quarterly comparison numbers.

21.
We have considered your comment and respond as follows: The Company's revenue recognition policy is in accordance with Topic 13 since, based on the policy as disclosed, the Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered and the fee is fixed and determinable (i.e. when reservations are made or commissions are received), and when collectibility is reasonably assured (i.e. payment is secured with a credit card or other form of payment).  The cancellation policy, as disclosed, states that no refunds are given to customers for unused or partially used package components.  Therefore, there is no accounting impact to consider related to cancellations when preparing the financial statements.  There are no refundable or creditable amounts that have been recognized, no estimates for cancellations and no deferred revenue.

22.
In response to your comment 22, the “design and concept” work performed during 2005 and the first 6 months of 2006 only related to determining the desired functionality of the website, considering if we would build our own booking engine in-house or subscribe to a 3rd party engine, identifying potential suppliers of a 3rd party booking engine, determining what graphics (both specifically and the general “feel” of the graphics) as well as reviewing potential sources for these graphics.  These costs were all expensed as permitted under EITF 00-2. From July through September 2006, our supplier, Core Associates, began the development stage of the website which included the layouts of each page, copy writing, html coding, and integration of the selected generic 3rd party booking engine as well as a link to the booking engine of WestJet, a local discount airline. As of September 30, 2006, development was still underway so we had not yet received our final invoice from Core Associates. These costs will be capitalized and reflected on our year end balance sheet as required by EITF 00-2. As to your comment regarding our two internet domain names, both names, and , were available so we were not faced with any upfront costs which would have been required to be capitalized. The only costs are the annual registration fees (less than $20 per year) which fall under “administrative activities” and were expensed as permitted by EITF 00-2.

23.
After closer analysis of the Company's position for income tax purposes, the Company has determined that it will have a tax loss for 2005 (estimated to be about $27,000). Therefore, the Company does not have any  income tax liability. The Company did not record any deferred income tax asset associated with the net operating loss (NOL) because it was fully reserved. The deferred income tax asset was fully reserved because management does not believe that it is more likely than not that the Company will have future taxable income to offset the NOL. Because the Company has been a taxable corporation for less than a year as described in the notes to the financial statements, we believe the disclosure of the change in valuation was unnecessary since it was zero at the beginning of the year. Management believes that all other applicable disclosure requirements in SFAS 109 were met.

24.	We have considered your comment and have included a footnote to clarify these issues. Please refer to page(s) 56.
25.	We have considered your comment and note that the financial statement waiver was done via a written document, which we have included as Exhibit 10.5 to the Registration Statement.

In addition to the above, we have included herewith a copy of the marked up version of the Registration Statement for your review.

A copy of this letter and the Registration Statement will also be filed via the EDGAR system on December 11, 2006.

Thank you for your courtesies with respect to this matter and we appreciate your suggested comments and revisions. Please feel free to contact the undersigned directly at (619) 399-3102 to further discuss this matter.

Very truly yours,
STEADYLAW GROUP, LLP

/s/ Luis Carrillo

Luis Carrillo

LC:abm
cc: Kinder Travel, Inc.